222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES
NATHANIEL SEGAL ATTORNEY AT LAW +1 (312) 609 7747 nsegal@vedderprice.com

December 9, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Kimberly A. Browning
Mr. Kenneth Ellington

Re:	Nuveen Quality Preferred Income Fund 2 (the “Registrant”); File No. 333-207760

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (the “Amendment”) relating to the issuance of common shares in connection with the reorganizations of Nuveen Quality Preferred Income Fund and Nuveen Quality Preferred Income Fund 3 into the Registrant (the “Reorganizations”).

The Amendment incorporates revisions to the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 filed on December 7, 2015 relating to the issuance of common shares in connection with the Reorganizations (the “Prior Amendment Filing”), in response to comments provided telephonically by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on December 8, 2015, with respect to the Prior Amendment Filing (as addressed in separate correspondence to the staff dated December 9, 2015). The Amendment is also being filed for the purpose of making certain other non-material changes.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Very truly yours,

/s/ Nathaniel Segal

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California